

VIA FACSIMILE AND U.S. MAIL

March 9, 2009

Michael D. Grubbs
Senior Vice President and Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, California 92660

> **RE:** **William Lyon Homes**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **File No. 1-31625**

Dear Mr. Grubbs:

We have reviewed your response letter dated February 23, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 88

Segment Information, page 88

2. We have read your response to comment 10 from our letter dated December 17, 2008. You indicated that in accordance with the aggregation criteria defined in SFAS 131, the Company's homebuilding operating segments have been grouped into three reportable segments: California, consisting of operating divisions in Southern California and Northern California; Arizona, consisting of an operating division in the Phoenix, Arizona metropolitan area: and Nevada, consisting of an operating division in the Las Vegas, Nevada metropolitan area. However, we that note from your prior correspondence and your management reports that you had five homebuilding regions, including Southern California, Northern California, San Diego, Arizona and Nevada. You indicated that these homebuilding regions were your operating segments.

As we previously indicated, even if your five homebuilding regions appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We further reminded you that this basic aggregation principle is applied at the operating segment level and it appears that your operating segments may be at your project or communities level.

As such, please revise future filings to provide the disclosures required by paragraphs 27 and 28 of SFAS 131 for each of your five homebuilding regions. In addition, your disclosures should clarify the following:

• In each periodic report you should disclose each component of your reportable segments;
• To the extent that financial information related to any smaller regions would be helpful to users, you should disclose that information;
• You should provide a robust MD&A to identify and quantify the activities and expected trends and uncertainties of the individual regions or operating segments included in each reportable segment, where such information is useful to an understanding or your operations; and
• Please also disclose your contract cancellations and impairments in dollar amount, by geographic segment and comparatively for each period in your MD&A.

                              *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your

Mr. Michael Grubbs
March 9, 2009
Page 3

responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief